UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: November 7, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE: TUESDAY, NOVEMBER 7, 2006

KODIAK OIL & GAS REPORTS THIRD QUARTER 2006 RESULTS

DENVER – November 7, 2006 (CNW) – Kodiak Oil & Gas Corp. (AMEX and TSX Venture: KOG), an oil and gas exploration and production company with assets in the Green River and Williston Basins, today reported financial and operating results for the nine months ended September 30, 2006. Financial tables for the nine-month period and third quarter 2006 are included at the end of this news release.

Nine months ended September 30, 2006

The Company reported a net loss for the nine months ended September 30, 2006 of $1,403,000 or $0.02 per share compared with a net loss of $868,000 or $0.02 per share for the same period in 2005. All per share amounts are presented on a fully diluted basis. Net income before depreciation, depletion and amortization, gain on foreign currency exchange, and stock based compensation charges was $968,000 for the nine-month period ended September 30, 2006 as compared to a loss of $864,000 for the same period ending September 30, 2005. Oil and gas sales for the nine-month period were $2,811,000 versus $102,000 in the same period in 2005. Total revenues were $3,411,000 versus $172,000 in the same period a year ago.

Gas production volumes were 93,721 thousand cubic feet (Mcf) for the nine-month period ended September 30, 2006, compared to 28,907 Mcf for the same period in 2005. Oil production volumes were 38,223 barrels for the nine-month period ended September 30, 2006, compared to 300 barrels during the same period in 2005. For the nine-month period ending September 30, 2006 Kodiak produced 53,834 barrels of oil equivalent using a conversion rate of 6 Mcf gas to each barrel of oil.

Gas price realizations decreased 16.5% to $5.96 per Mcf for the nine-month period ended September 30, 2006 compared to the same period in 2005. Oil price realizations decreased 1.42% to $58.93 per barrel for the period ended September 30, 2006. Kodiak’s production is currently unhedged.

As of September 30, 2006, Kodiak had working capital of $21,025,000 with no long-term debt. During the nine- month period ended September 30, 2006, the Company invested $22,111,000 for exploration and development of its leasehold.

Results are presented for the nine-month period because comparisons to the year-ago quarterly period are skewed by the capital the Company has raised and the investment in developing its properties. Kodiak will present quarterly comparisons as they become a more meaningful way to assess financial and operational performance and expected growth.

Management Comments

Commenting on today’s results, Lynn Peterson, Kodiak’s President and CEO said: “We have continued to increase our revenues each of the three quarters of 2006 as we progress in developing our leasehold. With our recent discoveries in the Williston Basin we would expect that trend to continue into the fourth quarter. The importance of our Williston oil plays is evident in the cash flow it throws off at historically high oil prices.

“In the Vermillion Basin in Wyoming, the North Trail State #4-36 well is drilling below 9,200 feet and we anticipate entering the over-pressured pay in the coming week. This is our first well drilled in the highly over-

pressured Baxter Shale and Frontier and Dakota Sands and we are pleased with our progress to date. With $21 million in cash at September, 30, 2006, and zero debt, Kodiak is well-positioned to fund its remaining 2006 CAPEX program and into the first half of 2007. We expect to fund the 2007 CAPEX through a combination of cash on hand, cash flow, access to a reserve-based revolving line of credit which we intend to establish by year-end, and the equity markets.”

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Green River Basins in the U.S. Rocky Mountains. For further information, please visit www.kodiakog.com. The common shares of the Company are listed for trading on the American Stock Exchange and the TSX Venture Exchange under the symbol “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a well is actually developed. Forward-looking statements in this document include statements regarding the Company’s exploration, drilling and development plans, the Company’s expectations regarding the timing and success of such programs, and the Company’s expectations regarding production from its Williston property. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075

Mr. David Charles, EnerCom, Inc. +1-303-296-8834

Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

[Financial and Operational Tables Accompany this News Release]

The notes accompanying the financial statements are an integral part of the consolidated financial statements and can be found in Kodiak’s filing on Form 10-Q for the period ended September 30, 2006.

KODIAK OIL & GAS CORP

BALANCE SHEET

ASSETS	UNAUDITED September 30, 2006	AUDITED December 31, 2005

Current assets:
Cash and cash equivalents	$21,432,860	$7,285,548
Accounts receivable
Trade	1,126,530	447,981
Accrued Sales	430,659	226,406
Prepaid expenses and other	138,092	30,631

Total Current Assets	23,128,141	7,990,566

Property and equipment (full cost method), at cost:
Proved oil and gas properties	26,191,988	11,277,307
Unproved oil and gas properties	12,010,614	6,307,903
Less-accumulated depletion, depreciation and amortization	(1,443,314)	(121,941)

	36,759,288	17,463,269

Other property and equipment, net of accumulated depreciation
of $95,904 in 2006 and $47,525 in 2005	158,561	183,481
Restricted Investment	217,400	153,000

Total Assets	$60,263,390	$25,790,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$2,103,383	$4,411,572
Noncurrent liabilities:
Asset retirement obligation	159,065	69,073

Total Liabilities	2,262,448	4,480,645

Commitments and Contingenicies - Note 7
Stockholders’ equity:
Common stock, $0.01 par value: authorized-100,000,000
Issued: 74,969,426 shares in 2006 and 54,547,158 in 2005	749,694	545,472
Additional paid in capital	64,483,787	26,593,826
Accumulated deficit	(7,232,539)	(5,829,627)

Total Stockholders' Equity	58,000,942	21,309,671

Total Liabilities and Stockholders’ Equity	$60,263,390	$25,790,316

KODIAK OIL & GAS CORP.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

Revenues:
Gas production	$143,504	$65,315	$558,768	$78,860
Oil production	897,085	22,656	2,252,499	22,656
Interest	232,446	39,402	599,285	70,727

Total revenue	1,273,035	127,373	3,410,552	172,243

Cost and expenses:
Oil and gas production	194,021	55,693	543,681	130,039
Depletion, depreciation, amortization
and abandonment liability accretion	494,829	15,287	1,374,019	29,019
General and administrative	980,100	289,791	3,270,534	891,263
Gain on currency exchange	(6,627)	(181,146)	(374,770)	(9,868)

Total costs and expenses	1,662,323	179,625	4,813,464	1,040,453

Net loss for the period	$(389,288)	$(52,252)	$(1,402,912)	$(868,210)

Basic & diluted weighted-average common shares	74,939,654	44,825,221	69,706,082	42,825,894
outstanding

Basic & diluted net loss per common share	$(0.01)	$(0.00)	$(0.02)	$(0.02)

KODIAK OIL & GAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED

	Nine Mnths Ended September 30,

	2006	2005

Cash flows from operations
Net loss	$(1,402,912)	$(868,210)
Reconciliation of net loss to net cash provided
by operating activities:
Depletion, depreciation, amortization and
abandonment liability accretion	1,374,019	29,019
Stock based compensation	1,372,152	—
Changes in currrent assets and liabilites
Accounts receivable-Trade	(678,549)	(19,362)
Accounts receivable-Accrued Sales	(204,253)	(127,100)
Prepaid expenses and other	(107,462)	(599,462)

Accounts payable	(728,440)	27,005

Net cash used by operating activities	(375,445)	(1,558,110)

Cash flows from investing activities
Oil and gas properties	(22,111,417)	(4,852,896)
Equipment	(23,457)	(76,512)
Restricted investment: designated as restricted	(53,800)	—
Restricted investment: undesignated as restricted	(10,600)	—

Net cash used for investing activities	(22,199,274)	(4,929,408)

Cash flows from financing activity
Proceeds from the issuance of shares	39,631,329	9,679,567
Issuance costs	(2,909,298)	(292,370)

Net cash provided by financing activities	36,722,031	9,387,197

Net change in cash and cash equivalents	14,147,312	2,899,679

Cash and cash equivalents at beginning of the period	7,285,548	2,707,763

Cash and cash equivalents at end of the period	$21,432,860	$5,607,442

Non-cash Items
Oil & Gas Property accrual included in
Accounts Payable	$1,726,890	$325,570

Asset retirement obligation	$85,725	$—

Product Volumes and Prices

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

Volume:
Gas (Mcf)	36,434	23,030	93,721	28,907
Oil (Bbls)	14,316	300	38,223	300

Price:
Gas (Mcf)	$5.02	$5.43	$5.96	$7.14
Oil (Bbls)	$62.66	$59.78	$58.93	$59.78